

June 6, 2011

Jason Altieri
General Counsel
LendingClub Corporation
370 Convention Way
Redwood City, CA 94063

> **Re:**   **LendingClub Corporation**
> **Supplemental Response**
> **filed in connection with Post-effective amendment No. 9 to Form S-1**
> **Filed April 13, 2011**
> **File No. 333-151827**

Dear Mr. Altieri:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental Response in connection with Post-Effective Amendment No. 9 to Registration Statement on Form S-l, filed April 13, 2011

General

1.   We note your recent announcement that Pool Corp. intends to utilize LendingClub's platform to provide customers with "affordable, fixed-rate financing." Please provide the staff with details regarding how these financing transactions work.

2.   We note your response to our former comment 1 and the changes you have proposed to your portfolio plans; however, the staff continues to have concerns about whether these plans can be considered a separate security. The "target interest rate slider bar" suggests that loans will be bundled by LendingClub in order to achieve a particular interest rate. This bundling is a departure from the investor directed filter in that it appears to present loans based on an algorithm, rather than purely by investor directed parameters. Please

revise your response to explain how the algorithm selects the sample portfolio presented to the investor and how it determines the mix of credit quality included in a particular sample portfolio; include proposed disclosure for your prospectus regarding this selection process. Please provide us with additional analysis explaining how the selection process does not represent action by LendingClub that goes beyond merely ministerial actions. Alternatively, please provide the staff with a revised plan to address the concerns noted.

3. We note your webpage devoted to diversification. It contrasts the idea of choosing notes individually for "maximum control" with the "portfolio tool" which helps investors "develop a diversified portfolio in seconds." This marketing seems to contradict your claim in your previous response that the investor has a "significant degree of interaction in arriving at a final output." Please refine your analysis to reconcile your response with the expectation that investors will not spend time to individually consider notes.

4. We note your response to our former comment 2 and the supplemental PRIME account paperwork you have provided; however, based on this paperwork, it appears that you are selling investors a product designed to achieve a certain rate of return. Rather than allowing investors to choose notes individually or to filter search results in a way that would facilitate investors choosing notes, it appears that the Prime Account investor selects a return target and allows Lending Club to select and purchase notes on his behalf. This appears to be a separate security with different risks than those presented in your prospectus. Please provide your analysis as to why these products do not need to be registered under the Securities Act.

5. Our colleagues in the Division of Investment Management will continue to consider the adjustments to your portfolio plans and PRIME account.

6. We note that LendingClub has recently entered into a consent order with the State of Massachusetts but has not filed an 8-K to reflect this. Please provide the staff with a detailed explanation regarding this order, including how LendingClub will reimburse loans made to borrowers from Massachusetts. In addition, please provide proposed disclosure for your prospectus regarding this development, including any impact on investors when LendingClub reimburses borrowers in this way. Lastly, confirm that you will file an 8-K reporting this event as soon as possible.

Historical Information about Our Borrower Members and Outstanding Loans, page 63

7. We note that LendingClub's business continues to grow significantly. Please tell us how the table representing your loss experience accounts for younger notes that are less seasoned. Please provide the current data in this table to the staff for loans originated from May 2007 to December 2009 in order for us to compare those results with the ones you have presented in this table.

8.   In the table on page 64, please add a column for total loans (including loans not in collection) and a column for the total origination amount of the total loans. Also, include a column for the aggregate amount charged off due to delinquency as a percentage of the total origination amount of all loans.

Marketing Materials

9.   We note your response to our former comment 30; however, we continue to have concerns about the consistency of the disclosure in the prospectus and on your website. For example, we note on your website and in the press, you say: "invest and earn 9.64% returns" when, in reality, a significant number of your investors have not earned this kind of a return. Please tell us why you think this marketing is consistent with the disclosure in your prospectus.

10.   We note your graph of "Lending Club Return by Grade." Please tell us how you calculated these percentages. Is this the average return if someone had invested in all the G notes on your platform in equal amount or is this the actual return experienced by investors who have chosen to invest only in G notes?

11.   Currently, your portfolio options are titled "11.05%," "14.05," or "17.33" but when you click on the option, it gives you an estimated return that is significantly lower. Please tell us what these titles represent and why the estimated returns are different.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

CC: Via Fax: (650) 482-5206
        Jason Altieri, General Counsel
        LendingClub Corporation
        370 Convention Way
        Redwood City, CA 94063
        Phone: (650) 482-5232